

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 1, 2015**
> **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2015 letter.

Registration Fee Table

1. We note your response to our prior comment 2 that you are registering the NMS warrants. However, these warrants do not appear to be reflected in the fee table. The warrants in the fee table are listed as the Placement Agent Warrants, which appears to refer to the warrants being issued to your placement agent. Please revise or advise.

Prospectus cover page

2. We note your response to our prior comment 3 and reissue the comment. Although you indicate that if the minimum amount is not sold, the offering will end on October 31, 2015, the language "subject to extension upon agreement with the placement agent" suggests that you and your placement agent have discretion to indefinitely hold the offering open. Please note that Rule 10b-9(a)(2) requires a specified time period and date. Any possible extension should also indicate a date or certain amount of days, for instance.

Risk Factors, page 9

3. To the extent material to understanding your business and your dependence on a particular customer, please provide appropriate risk factor disclosure about any customer concentration risk. Additionally please provide us with your analysis as to whether your agreements with these customers should be filed as exhibits. In this regard we note the disclosure under "Concentration and Risks" on pages F-23 and F-21.

4. Please identify any suppliers upon which you are dependent and provide appropriate risk factor disclosure or tell us why you believe the identity of the supplier is not material to an understanding of your business. In addition to the extent any supplier agreements are material to you, please file such agreements as exhibits to your next amendment or please tell us why this is not required. In this regard we note the disclosure under "Concentration and Risks" on pages F-23 and F-21.

Proposed legislation in the PRC could adversely affect our corporate structure, page 12

5. We note your response to our prior comment 1. We note the disclosure on page 12 that "[t]he Discussion Draft is aimed to replace, upon its enactment, existing laws regulating foreign investments in China with a uniform law and, if adopted, could affect a wide range of foreign entities, including our Company, and investments generally in China" and similar disclosure on page 21. Please briefly expand to explain what the changes to existing law may be, if the Discussion Draft is adopted in its current form, and how those changes may impact your VIE structure, so investors may assess the risk.

Executive Compensation, page 86

6. Please revise to provide disclosure as of the most recently completed fiscal year.

You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.